                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.   )*
                                Consilium, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   208547109
               -------------------------------------------------
                                 (CUSIP Number)

                              Jonathan J. Golovin
                                Consilium, Inc.
                                485 Clyde Avenue
                            Mountain View, CA  94043
                                 (650) 691-6100
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 12, 1998
               -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240-13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (continued on following page(s))
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-----------------------                                  ---------------------
  CUSIP NO. 208547109                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jonathan J. Golovin

      ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,372,196

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          238,664
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,372,196

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          238,664
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,610,860

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.41%

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      TYPE OF REPORTING PERSON
14
      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 pages

          Cusip No: 208547109
          -------------------

          This Schedule 13D supplements Amendment No. 5 to Schedule 13G filed on February 8, 1998, by Jonathan J. Golovin. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the
Schedule 13G as amended to date.

Item 1.  Security and Issuer.
-------  -------------------

         Common stock of Consilium, Inc., whose principal executive offices are at 485 Clyde Avenue, Mountain View, CA 94043.

Item 2.  Identity and Background.
------   -----------------------

         (a)  Name:  Jonathan J. Golovin

         (b)  Residence or business address:

                 485 Clyde Avenue
                 Mountain View, CA 94043

         (c) Present Principal Occupation: Chairman of the Board and Chief Technology Officer, Consilium, Inc.

         (d) During the last five years, Mr. Golovin has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Golovin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship: United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

         The funds Jonathan J. Golovin used to make payments for the purchase of the Common Stock came from his personal funds.

Item 4.  Purpose of Transaction.
-------  -----------------------

         Not applicable.


Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

         (a)  Aggregate number and percentage of class benefically owned:
1,610,860 (including the right to acquire 18,750 shares); 18.41%

         (b)  Number of shares with sole power to vote:  1,372,196

              Number of shares with shared power to vote:  238,664

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         In connection with the Agreement and Plan of Merger and Reorganization dated as of October 12, 1998 (the "Reorganization Agreement") by and among Consilium, Inc. (the "Company"), Pennsylvania Acquisition Sub, Inc. and
Applied Materials, Inc. ("Applied Materials"), Jonathan J. Golovin entered into a Voting Agreement (the "Voting Agreement") with Applied Materials on October 12, 1998. Pursuant to Section 3.1 of the Voting Agreement, Mr. Golovin agreed to vote all outstanding shares of Common Stock owned by him in favor of the Merger (as defined in the Reorganization Agreement), the adoption of the Reorganization Agreement and each of the other actions contemplated by the Reorganization Agreement.

          Mr. Golovin has also executed and delivered to Applied Materials an irrevocable proxy granting Applied Materials the authority to vote the 1,353,446 shares of Company Common Stock owned by Mr. Golovin with respect to the matters described above. Mr. Golovin retains the right to vote its shares of Common Stock with respect to the matters other than those identified in the Voting Agreement.

          In addition, in connection with the Reorganization Agreement, Mr. Golovin entered into an Affiliate Agreement (the "Affiliate Agreement") with Applied Materials, dated as of October 12, 1998. Pursuant to Section 3(a) of the Affiliate Agreement, Mr. Golovin agreed that during the period from the date 30 days prior to the consummation of the Merger (as defined in the Reorganization Agreement) through the date on which financial results covering at least 30 days of post-Merger combined operation of Applied Materials and the Company has been published by Applied Materials (within the meaning of the applicable "pooling of interests" accounting requirements): (i) Mr. Golovin will not sell, transfer, or otherwise dispose of, or reduce its interest in or risk relating to (A) any capital stock of the Company (including any additional shares of the Company acquired by Mr. Golovin) except pursuant to and upon consummation of the Merger, or (B) any option or other right to purchase any shares of capital stock of Company, except pursuant to and upon consummation of the Merger; and (ii) Mr. Golovin will not sell, transfer or otherwise dispose of, or reduce his interest in or risk relating to, (A) any shares of capital stock of Applied Materials (including without limitation any additional shares of capital stock of Applied Materials acquired by Mr. Golovin), or (B) any option or other right to purchase any shares of capital stock of Applied Materials. Mr. Golovin has also agreed, pursuant to Section 3(c) of the Affiliate Agreement, not to transfer any Applied Materials Common Stock received in the Merger unless: (i) such transfer is effected pursuant to the effective registration statement under the Securities Exchange Act of 1933, as amended (the "Act"); (ii) such transfer is made in accordance with Rule 145 of the Act; (iii) counsel shall have advised Applied Materials in a written opinion letter that such transfer will be exempt from registration under the Act; or (iv) the SEC shall have rendered and delivered a "no action letter" to Applied Materials regarding such transfer.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

          Exhibit 1: Voting Agreement dated as of October 12, 1998 by and between Applied Materials, Inc., a Delaware corporation, and Jonathan J. Golovin, a stockholder of Consilium, Inc.

          Exhibit 2: Affiliate Agreement dated as of October 12, 1998 by and between Applied Materials, Inc., a Delaware corporation, and Jonathan J. Golovin, a stockholder of Consilium, Inc.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 29, 1998


/s/ Jonathan J. Golovin
-----------------------
Jonathan J. Golovin